Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

RECEIVED

2007 JUN -5 A 10:52

07024241

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange:
Fax:

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	5 June 2007	*No of sheets:*	*3*

SUPPL

Current report 34/2007

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 9 July 2007:

Proposal /1/ to point 2 of the agenda
Resolution Nr ..../2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: election of the Chairman of the General Shareholders Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby elected as Chairman of the General Shareholders Meeting.

II. This resolution comes into force on the date it is taken.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

JUSTIFICATION

In compliance with art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of the Company and § 5 section 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, a Chairman shall be elected following the opening of the General Shareholders Meeting, who shall then preside over the meeting.

Proposal /2/ to point 4 of the agenda
Resolution Nr ....../2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: acceptance of the agenda of the General Shareholders Meeting.

Exemption number: 82 4639

The General Shareholders Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 14 June 2007, Nr 114/2007, item.....

II. This resolution comes into force on the date it is taken.

JUSTIFICATION

Taking into consideration the necessity to correct a resolution of the Ordinary General Shareholders Meeting, the Management Board considered it necessary to convene an Extraordinary General Meeting of Shareholders based on art. 398 of the Commercial Partnerships and Companies Code. In accordance with art. 402 together with art. 399 §1 of the Commercial Partnerships and Companies Code, the agenda is set by the Management Board. The agenda may, however, be modified at the request of a shareholder. Proposing a resolution with respect to the agenda of the General Shareholders Meeting is therefore related to the rights of shareholders to suggest modifications to the agenda of the General Shareholders Meeting as set forth by the Management Board.

Proposal /3/ to point 5 of the agenda
Resolution Nr ..../2007
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 July 2007
regarding: correction of resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates.

As it has been deemed necessary to carry out an accounting correction of resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 in order to enable the Company to carry it out, the following is resolved:

§ 1.

Resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007, respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, hereby receives the following wording:

"On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., and also reflecting the economic situation of the Company, the following is resolved:

I. The profit of KGHM Polska Miedź S.A. for the financial year 2006 in the amount of PLN 3 395 130 230.53 (three billion, three hundred ninety-five million, one hundred thirty thousand, two hundred and thirty and fifty-three one-hundredths PLN), shall be distributed in the following manner:
- as a shareholders dividend PLN 3 394 000 000.00, representing PLN 16.97 per share,
- to reserve capital PLN 1 130 230.53.

II. The General Shareholders Meeting hereby establishes the following:

Exemption number: 82 4639

II. The General Shareholders Meeting hereby establishes the following:
- right to dividend date (i.e. the date of confirmation of the list of shareholders authorised to receive a dividend) : 25 June 2007,
- dividend payment dates: PLN 1 698 000 000.00, i.e. PLN 8.49 per share on 10 July 2007, and PLN 1 696 000 000.00, i.e. PLN 8.48 per share on 10 September 2007.

III. This resolution comes into force on the date it is taken."

§ 2.

This resolution comes into force on the date it is taken.

JUSTIFICATION

On 30 May 2007 the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A., in consideration of a resolution proposed by the Polish State Treasury acting as a shareholder, passed resolution Nr 39/2007 respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates. This resolution resolved that the amount of the dividend per share was to be set at PLN 16.98. Multiplying this value by 200 000 000 shares, being the number of shares issued by the Company which take part in the distribution of profit, means that the amount to be paid to shareholders is higher by PLN 869 769.47 than the amount of the profit for financial year 2006 which is subject to distribution, which necessitated an appropriate accounting correction to the resolution passed by the Ordinary General Shareholders Meeting.

Legal basis: §39, sec. 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

END